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08003119

82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manufacturas De Papel C.A. Manpa

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

3

PROCESSED
JUN 11 2008
THOMSON REUTERS

FILE NO. 82- 04240

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

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DAT: 6/10/08

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082-04240

RECEIVED

2008 JUN 10 A 5: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANUFACTURAS DE PAPEL C.A.
MANPA S.A.C.A

ARIS
12-31-07

ANNUAL REPORT
2007

MANPA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

CONTENTS

1. REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. TO THE GENERAL SHAREHOLDERS' MEETING CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST AND DECEMBER THE 31ST, 2006

Caracas, March 25, 2008

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. TO THE GENERAL SHAREHOLDERS´ MEETING CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST AND DECEMBER THE 31ST, 2007

Dear Shareholders:

Below we are pleased to submit to your attention the Management report corresponding to the fiscal year ended at December 31, 2007.

During the year 2007, the company operated in a financial and business environment mainly characterized by the following factors:

1. Local inflation at 22.46% for the period, according to the figures published by the Venezuelan Central Bank.
2. Exchange rate of Bs.2,150/1US$ with a nominal overvaluation of 77.8% according to the company of financial studies METROECONOMICA. This has caused a negative competition effect on local production by coming down in prices of import products, provided the existing subsidy in the exchange rate.
3. The government kept the exchange control implemented on February 2003 which operation through the Commission of Foreign Exchange Administration in Venezuela (CADIVI for its abbreviation in Spanish) had delays both in processing import requests and obtaining foreign currency to pay company commitments.

During the year 2007, the total company sales volume of paper amounted to 142,505 MT. During the fiscal year ended at December 31, 2007 net income according to the International Financial Standards amounted to Bs.42,893 million vs. Bs.30,222 million for the year 2006, which represents an increase of 41.92%.

Net sales amounted to 540,737 million bolivars, which compared to the sales for the year 2006 amounted to Bs.433,654 million represent an increase of 24.69%.

During 2007, the company made capital investments amounting to Bs.2,720 million and were basically addressed to acquiring machinery to modernize the conversion areas as well as equipment and industrial spare parts to maintain and optimize production processes.

Continuing with the traditional policy of dividends, during the General Shareholders´ Meeting held on April 2007 the company decreed a cash dividend of Bs.12 per share that are part of the company capital stock for a total amount of Bs.27,528 million. Likewise, during October of that same year, the Shareholders´ Meeting agreed decreeing a special cash dividend of Bs.22 per share, part of the company capital stock. The total of dividends allocated during the fiscal year 2007 amounted to Bs.77,996 million, which represents an increase of Bs.11,470 million or 17.24% in comparison to the dividends decreed and paid in the year 2006.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

In order to improve and strengthen our human resources as well as to comply with the different laws and regulations of the Bolivarian Republic of Venezuela in areas such as: management, professional, technical and industrial safety the company carried out its Yearly Training Plan in which a total of 23,156 hours/men were invested.

The Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in order to adapt to Resolution No.19-1-2005 dated February 2, 2005 issued by the National Securities and Exchange Commission concerning the Corporate Governance Principles, created the Auditing Committee, which mainly includes the Independent Directors according to the criteria comprised in the aforementioned resolution.

The Board of Directors so presents the most outstanding facts that took place during the fiscal year ended at December 31, 2007 and is willing to thank all its personnel that with their effort and commitment contributed to the company achievements.

Pursuant to the Code of Commerce this is herein submitted to the Shareholders' Meeting for its approval, in view of the Report of the Statutory Auditors, this Management Report and the Balance Sheet together with the Audited Income and Loss Statement for the fiscal year that goes from January the 1st and December the 31st, 2007 prepared according to the International Financial Reporting Standards (IFRS).

Sincerely,

Lic. CARLOS DELFINO T.
Chairman of the Board of Directors.

2. REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ABOUT COMPLIANCE WITH THE CORPORATE GOVERNANCE PRINCIPLES ADOPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ABOUT COMPLIANCE WITH THE CORPORATE GOVERNANCE PRINCIPLES ADOPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

In order to comply with Resolution No.19-1-2005 of the National Securities and Exchange Commission dated February 2, 2005 published in Official Gazette of the Bolivarian Republic of Venezuela No.38129 as of February 17, 2005 the company Board of Directors submits to the General Shareholders' Meeting this report about the degree of compliance with the corporate governance principles adopted by the National Securities and Exchange Commission to which the aforementioned Resolution is committed.

Independent Directors of the Board of Directors

The Board of Directors in its session held on March 28, 2008 reviewed the assumptions set forth in the aforementioned resolution realizing that during the fiscal year ended at December 31, 2007 the proportion of Independent Directors was kept in 18 out of 22 Directors part of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. as provided for by the independence criteria of the Directors established in the aforementioned Resolution, thus broadly increasing the number of Independent Directors required.
In order to comply with the proper transparency and disclosure of this matter, we attach hereto the résumé of the Directors part of the Board of Directors.

Auditing Committee

The Auditing Committee of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is mainly comprised by Independent Directors according to the criteria about independence of Directors included in such Resolution.

The Auditing Committee as per the Resolution about Corporate Governance Principles has and performs the following duties:

1. Previously known the company financial statements;
2. Assisting the Board of Directors in regard to implementation of the necessary measures to preserve the integrity of the company financial information;
3. Cooperating with the Board of Directors in the supervision of the Internal and External Audit ; and
4. Knowing and analyzing the content of the management letter in order to make recommendations deemed necessary.

In virtue of the functions that corresponds to the Auditing Committee, it reviewed the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2007 prepared under the International Accounting Standards (IAS), adopted by the company pursuant to the Resolutions by the National Securities and Exchange Commission numbers 157-2004 and 177-2005, which are in order to be submitted to the consideration of the Shareholders' Meeting.

In view of the foregoing, the Board of Directors can assure that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. complies with the corporate governance principles adopted by the National Securities and Exchange Commission.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors
A Business Administration graduate; Second Vice-President of Corporación Industrial de Energía, C.A.; Alternate Director of Turboven Company; Alternate Director of Turbogeneradores Maracay, C.A.; Alternate Director of Turboogeneradores de Venezuela, C.A.; Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A.; Executive President of Inmuebles y Valores 231107, S. A.; Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A.; Cementos Táchira, and Former President of Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO – Main Director
Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., Second Vice-President of Inmuebles y Valores 231107, S.A. and Main Director of Corporación Industrial de Energía, C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director
Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main partner of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and of Grupo Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and of Banco Mercantil, C.A. (Banco Universal); Commercebank Holding Corp.; Manufacturas de Papel, C.A. (MANPA), S.A.C.A.; Corporación Industrial de Energía, C.A.; Envases Venezolanos, S.A.; Centro Comercial Judibana; C. Hellmund & Cía; Tapas Corona, S.A.; ARS Publicidad S.A.; Presdient of the Venezuelan Association of Finance Law and Member of the Venezuelan Association of Tax Law; Member of the International Bar Association and Member of International Academy State & Trust.

GUSTAVO GOMEZ RUIZ- MAIN DIRECTOR
Architect, Architect Director of GS Arquitectura SRL; Managing Director of GRS Construcciones C.A.; Director of Inversiones Transbanca; Director of Jardines El Cercado, C.A.; Former Director of Banco Hipotecario Activo; former Architect of the Architecture Division of Técnica Constructora; former Director of Banco Hipotecario del Centro; former Director of Sociedad Financiera Mercantil; former Main Director of Banco Caracas; former Director of Bolívar Banco and former Director of Dragados y Construcciones de Venezuela.

ARNALDO AÑEZ DELFINO – Main Director
A Business Administration graduate; Managing Director of Proyectos y Realización de Empresas, C.A.; Consultant Director of Empresas Inmobiliarias; former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

ELENA DELFINO P. – Main Director
Lawyer, Former Director of Corporación Industrial de Energía, C.A. S.A.C.A.; Former Director of Corporación Forestal Imataca, C.A. and Former Director of Aserradero Venwood C.A.

ALICIA PAPARONI M. – Main Director
Surgeon specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI – Second Vice-President of the Board of Directors
Lawyer, President of the Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – MAIN DIRECTOR
Industrial Engineer, and Main Director of Corporación Industrial de Energía,C.A.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors
Civil Engineer.

JULIO BUSTAMANTE – Main Director
Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas de Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Former President and Member of the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

Alternate Directors:

ALBERTO DELFINO T – Alternate Director
A Business Administration and Marketing graduate; Alternate Director of Corporación Industrial de Energía, C.A.; Alternate Director of Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M – Alternate Director
A Business Administration graduate; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Alternate Director of Corporación Industrial de Energía C.A. and Alternate Director of Inmuebles y Valores 231107 S.A.

ARMANDO MARTÍNEZ M – Alternate Director
Civil Engineer.

GUILLERMO SALAS DELFINO – Alternate Director
Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

MIGUEL ENRIQUE CARPIO DELFINO – Alernate Director
Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Alternate Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and Former Professor of Universidad Simón Bolívar, active member of the Cámara Nacional Inmobiliaria (Venezuelan Chamber of Real Estate); Active Member of the Venezuelan Meat Council "CONVECAR" (for its abbreviation in Spanish).

CARLOS SOTO RIVERA – Alternate Director
Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T – Alternate Director
A Business Administration graduate; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Alternate Director of Corporación Industrial de Energía, C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M– Alternate Director
Architect and Insurance Broker, Alternate Director of Turboven Company, Alternate Director of Turbogeneradores Maracay, C.A., Alternate Director of Turbogeneradores de Venezuela, C.A, Director of Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., and Former General Manager of C.A. Fábrica de Papel de Maracay.

FERNANDO MICALE S – Alternate Director
Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Architect-Director of "F. Micale, Oficina de Arquitectura" (projects, advisory and project management); Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ. – Alternate Director

Business Administrator; Director of Constructora Tramontana, C.A, Director of Promociones Cateto, S.A., Director of Inmobiliara Ara, S.A., Director of Inversiones Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarín 18, C.A., Alternate Director of Inmuebles y Valores 231107, S.A. and Alternate Director of Corporación Industrial de Energía, C.A., S.A.C.A.

ÁNGEL JESÚS RAMÍREZ ORTIZ – Alternate Director

Lawyer, Former Director of C.A. Fabrica Nacional de Cementos, Former Director of C.A. Cementos Táchira, Former Director of Turbogeneradores Venezuela, C.A., Former Alternate Director of Turbogeneradores Maracay, C.A., Former President of Asociación Venezolana de Productores de Cemento (AVPC), Former Director of Corporación Industrial de Energía, C.A and Director of industrial and financial companies.

3. INDEPENDENT AUDITORS' REPORT

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Independent Auditors' Report

Consolidated Financial Statements
For the years ended
December 31, 2007 and 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

TABLE OF CONTENTS

Deloitte.

Lara Marambio & Asociados
RIF J-00327665-0
Torre Corp Banca, piso 21
Av. Blandín. La Castellana
Caracas 1060 - Venezuela

Tlf: +58 (212) 206 8501
Fax: +58 (212) 206 8870
www.deloitte.com/ve

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have audited the accompanying consolidated financial statements of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries**, which comprise the consolidated balance sheets as of December 31, 2007 and 2006, the consolidated statements of income, changes in the stockholders' equity and cash flows for the years then ended, and a summary of significant accounting policies, as well as other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries** as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the matter discussed in Note 1 to the consolidated financial statements. On December 2, 2005, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., at its 940th meeting, decided on the early adoption of the International Financial Reporting Standards for the preparation and presentation of its consolidated financial statements for the year ended December 31, 2005, as official information in compliance with Resolutions N° 157-2004 and 177- 2005, issued by the Venezuelan Securities Exchange Commission (CNV).

The translation of the consolidated financial statements into English has been made solely for the convenience of English-speaking readers.

LARA MARAMBIO & ASOCIADOS

Isaac Carreño A.
Public Accountant
CPC N° 26120
CNV N° C-891

Caracas – Bolivarian Republic of Venezuela, February 20, 2008.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(Stated in thousands of bolivars)

ASSETS	NOTES	2007	2006
NONCURRENT ASSETS:			
Property, plant, and equipment - net	2	397,957,005	413,514,696
Equity in associates and joint businesses	3	4,769,358	3,966,954
Total noncurrent assets		402,726,363	417,481,650
CURRENT ASSETS:			
Prepaid expenses		816,416	976,279
Inventories	4	80,977,294	66,464,739
Advances to suppliers		1,801,026	1,661,182
Notes and accounts receivable - net	5	120,190,887	104,409,296
Available-for-sale investments	6	128,044	219,543
Cash and cash equivalents	7	11,161,903	23,889,943
Total current assets		215,075,570	197,620,982
TOTAL		617,801,933	615,102,632
LIABILITIES AND STOCKHOLDERS' EQUITY			
STOCKHOLDERS' EQUITY:	8 and 9		
Capital stock		69,633,596	69,632,690
Stock issuance premium		13,405	-
Cumulative translation gain or loss of foreign subsidiary and joint businesses		206,308	206,308
Retained earnings:			
Legal reserve		6,963,360	6,963,269
Net restated balance of retained earnings solely used for payment of share dividends of the Company or its subsidiaries		119,593,551	119,593,551
Undistributed earnings		155,762,882	190,866,116
Unrealized result from investments	6	(672,675)	(601,095)
Total stockholders' equity		351,500,427	386,660,839
NONCURRENT LIABILITIES:			
Accrual for severance benefits, net of long-term advances		7,256,889	4,826,028
Unsecured bonds	10	34,200,000	-
Deferred income taxes	12	34,734,819	46,270,145
Total noncurrent liabilities		76,191,708	51,096,173
CURRENT LIABILITIES:			
Accrual for severance benefits, net of short-term advances		7,874,205	5,236,560
Commercial papers	11	10,925,263	11,396,409
Short-term loans	11	15,255,518	38,169,882
Dividends payable	8	42,225,789	13,700,974
Income taxes payable	12	8,728,831	2,409,289
Accounts payable	13	105,100,192	106,432,506
Total current liabilities		190,109,798	177,345,620
Total liabilities		266,301,506	228,441,793
TOTAL		617,801,933	615,102,632

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in thousands of bolivars, except for net earnings per share stated in bolivars)

	NOTES	2007	2006
Revenues from sales	14	540,737,010	433,653,930
Cost of sales	15	418,405,033	339,785,638
Gross income		122,331,977	93,868,292
Costs and expenses:			
Selling expenses	15	40,858,899	35,121,317
General and administrative expenses	15 and 19	24,982,689	21,908,182
Income from sale of assets	1 and 2	(9,211)	(83,885)
		65,832,377	56,945,614
Operating income		56,499,600	36,922,678
Equity in earnings and losses of joint ventures	3	802,404	503,194
Financial costs		(7,338,490)	(6,480,701)
Financial income		850,632	1,134,458
Exchange differences - net		(27,226)	(61,402)
Loss from swap operations with investment securities		902,083	-
Loss from sale of available-for-sale investments	6	-	(762,975)
Other income (expenses):			
ADR commissions		(257,782)	(514,814)
Tax on bank transactions		-	(392,141)
Tax on financial transactions		(2,554,009)	-
Other - net		(602,545)	350,717
		(8,224,933)	(6,223,664)
Income before income taxes		48,274,667	30,699,014
Income taxes	12	(5,381,490)	(476,054)
Net income		42,893,177	30,222,960
Net earnings per share:			
Basic	1	21.07	13.17
Diluted	1	21.07	13.17

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in thousands of bolivars)

					Retained earnings				
	NOTES	Capital stock	Stock issuance premium	Cumulative translation gain or loss of subsidiary and joint businesses	Legal reserve	Net restated balance of retained earnings solely used for payment of share dividends of the Company and its subsidiaries	Undistributed earnings	Unrealized result from investments	Total stockholders' equity
BALANCES AS OF DECEMBER 31, 2005		69,632,690	-	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059
Fair value of available-for-sale investments		-	-	-	-	-	-	(364,882)	(364,882)
Loss directly recognized in stockholders' equity		-	-	-	-	-	-	(364,882)	(364,882)
Realized result of available-for-sale investments		-	-	-	-	-	-	762,975	762,975
Net income for the year		-	-	-	-	-	30,222,960	-	30,222,960
Total recognized income and losses for the year		-	-	-	-	-	30,222,960	398,093	30,621,053
Dividends declared	8	-	-	-	-	-	(66,526,273)	-	(66,526,273)
BALANCES AS OF DECEMBER 31, 2006		69,632,690	-	206,308	6,963,269	119,593,551	190,866,116	(601,095)	386,660,839
Fair value of available-for-sale investments	6	-	-	-	-	-	-	(1,131)	(1,131)
Loss directly recognized in stockholders' equity		-	-	-	-	-	-	(1,131)	(1,131)
Realized result of available-for-sale investments		-	-	-	-	-	-	(70,449)	(70,449)
Net income for the year		-	-	-	-	-	42,893,177	-	42,893,177
Total recognized income and losses for the year		-	-	-	-	-	42,893,177	(71,580)	42,821,597
Capital increase	8	906	13,405	-	-	-	-	-	14,311
Dividends declared	8	-	-	-	-	-	(77,996,320)	-	(77,996,320)
Allowance of the year		-	-	-	91	-	(91)	-	-
BALANCES AS OF DECEMBER 31, 2007		69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in thousands of bolivars)

	NOTES	2007	2006
OPERATING ACTIVITIES:			
Net income		42,893,177	30,222,960
Adjustments to reconcile net income to cash provided by operating activities:			
Exchange differences - net	22	27,226	61,402
Equity in earnings and losses of joint businesses	3	(802,404)	(503,194)
Result from reduction of equity in joint venture	3	407,911	(766,726)
Provision for income taxes	12	5,381,490	476,054
Realized result from available-for-sale investments		-	762,975
Result from reduction of available-for-sale investments		(21,346)	-
Result from disposal of property, plant and equipment	2	65,275	-
Result from sale of property, plant and equipment	1 and 2	(9,211)	(83,885)
Financial costs		7,338,490	6,480,701
Financial income		(850,632)	(1,134,458)
Depreciation	2	18,212,896	20,559,433
		72,642,872	56,075,262
Changes in working capital:			
Decrease (increase) in:			
Notes and accounts receivable		(16,189,502)	(10,738,025)
Advances to suppliers		(139,844)	1,858,881
Inventories		(14,512,555)	(8,953,609)
Prepaid expenses		159,863	135,655
Increase (decrease) in:			
Accounts payable		(1,359,540)	33,572,727
Accrual for severance benefits, net of payments		5,068,506	2,620,701
Cash provided by operating activities		45,669,800	74,571,592
Interests paid		(6,720,039)	(6,461,425)
Interests collected		850,632	1,134,458
Income taxes paid		(10,597,274)	(6,639,976)
Net cash provided by operating activities		29,203,119	62,604,649
INVESTING ACTIVITIES:			
Decrease in available-for-sale investments		41,265	8,241,612
Sale of property, plant and equipment	2	9,211	1,775,485
Purchase of property, plant and equipment	2	(2,720,480)	(2,865,327)
Net cash (used in) provided by investing activities		(2,670,004)	7,151,770
FINANCING ACTIVITIES:			
Net decrease in short-term loans	11	(23,532,815)	(8,869,379)
Amount of issuance of commercial papers	11	16,152,400	29,883,600
Amortization of commercial papers	11	(16,623,546)	(21,433,722)
Amount of issuance of long-term unsecured bonds	10	34,200,000	-
Capital increase	8	14,311	-
Cash dividends	8	(49,471,505)	(61,558,808)
Net cash used in financing activities		(39,261,155)	(61,978,309)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(12,728,040)	7,778,110
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	7	23,889,943	16,111,833
CASH AND CASH EQUIVALENTS AT THE END OF YEAR		11,161,903	23,889,943

See notes to the consolidated financial statements

(In thousands of bolivars)**

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The parent company, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., is a company incorporated in the Bolivarian Republic of Venezuela in conformity with the Venezuelan Commercial Code and the Capital Market Law. The Company's main purpose is the production and commercialization of all forms of papers.

Adoption of International Financial Reporting Standards (IFRS) – On December 2, 2005, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., at its 940th meeting, decided on the advance adoption of the International Financial Reporting Standards (IFRS) for the preparation and presentation of its consolidated financial statements for the year ended December 31, 2005, as official information in compliance with Resolutions N° 157-2004 and 177-2005, issued by the Venezuelan Securities and Exchange Commission (CNV).

The accompanying consolidated financial statements have been prepared on the basis of International Financial Reporting Standards (IFRS) that include International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and Interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued by the International Accounting Standards Board (IASB) effective for the periods beginning January 1, 2005.

In connection with the standards in effect at the time the Company presented its consolidated financial statements for the year 2005, these standards provide, among other, for the following:

- significant changes in accounting policies, valuation criteria, and forms of presentation of the financial statements included in the annual consolidated financial statements, and
- a significant increase in the information provided in the report on the consolidated annual financial statements.

January 1, 2004 was the transition date for the first-time preparation of the consolidated financial statements as of December 31, 2005 under IFRS.

Certain new principles, reviews, and interpretations to existing principles have been published and are mandatorily applicable for the Company's accounting periods beginning on or after January 1, 2008. The preliminary assessment of the impact of these new principles and interpretations is described as follows:

- IFRS 8 "Operating Segments" (effective January 1, 2009). The Company is in the process of evaluating possible impact on the presentation of segment information.

- IAS 1 "Presentation of Financial Statements" Revised (effective January 1, 2009). Many of the text changes have been made in the review of the Norm, including changes to the titles of each of the financial statements (for example, the "balance sheet" will be referred to in the future as the "statement of financial situation"). Most of the changes made are not of content. Management is in the process of performing the necessary changes.

- IAS 23 "Borrowing Costs" Reviewed (effective as of January 1, 2009). The amendments to the IAS 23 eliminate the option available under the previous version of the Standard of immediately expensing borrowing costs. As borrowing costs correspond to the acquisition, construction or production of a qualifying asset, the review of the Standard requires that such assets should be capitalized as part of the cost of that asset. Other borrowing costs are recognized as an expense. The amendments to the IAS 23 in general are to be prospectively applied to borrowing costs related to qualifying assets, the capitalization date of which is on or after the date of effectiveness of the reviewed Standard. The Company's management is in the process of evaluating the impact of the amendments to IAS 23 on the Company's operations.

- IFRIC 12 "Service Concession Arrangements" (effective January 1, 2008). This principle is not relevant to the Company's operations since it does not maintain concession arrangements.

- IFRIC 13 "Customer Loyalty Programs" (effective July 1, 2008). The Company's management is in the process of evaluating the possible impact of the accounting treatment of the credits awarded to customers to acquire goods or services (denominated "awards" in the interpretation) as part of a sale transaction.

- IFRIC 14 "IAS 19 – Limit on a Defined Benefit Asset, Minimum Funding Requirements" (effective January 1, 2008). IFRIC 14 deals with three questions: (i) when a restitution or a reduction of future contributions must be considered as "available" in the context of IAS 19 "Employee Benefits"; (ii) as a minimum financing requirement may affect the availability of the reductions in future contributions, and (iii) when a minimum financing requirement might give rise to civil liability. The interpretation concludes that an economic benefit, in the form of a reimbursement or reduction of future contributions, is "available" if the entity has an unconditional right to realize them at some point during the life of the plan or when the plan is settled, even if they are not realizable immediately at the balance sheet date. The economic benefit available as reimbursements or reductions must be evaluated, pursuant to the terms of the plan and the legal requirements, at the maximum amount available. This interpretation is irrelevant to the Company's operations given that its current collective bargaining agreements do not contemplate defined benefit plans for its employees.

Approval of the consolidated financial statements – The consolidated financial statements corresponding to the year ended December 31, 2006, prepared in conformity with international financial reporting standards were approved by the Stockholders' Meeting held on April 22, 2007. The consolidated financial statements corresponding to the year ended December 31, 2007 are pending approval. However, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that these will be approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company in the preparation of its consolidated financial statements are summarized as follows:

a. ***Responsibility for information and estimates*** – Information contained in the consolidated financial statements is the responsibility of the Company's Management and Board of Directors. Certain estimates made to quantify some assets, liabilities, revenues, expenses and commitments recorded therein have been used. Basically, these estimates refer to the following:

   - Impairment losses of certain assets (Notes 3, 4, 5 and 6),
   - Useful life of property, plant and equipment (Note 2),
   - Goodwill valuation (Note 3),
   - Fair value of financial assets and liabilities (Notes 5, 10, 11 and 13),
   - Accrued liabilities (Note 13),
   - Occurrence of contingencies (Notes 12 and 23),
   - Exchange control and impact on assets, liabilities and obligations in foreign currency and stockholders' dividends (Note 22),
   - Price control over certain products commercialized by the Company (Note 21).

   Although such estimates were made based on the best available information as of December 31, 2007 on analyzed facts, future events may demand a modification in future periods. Such modifications would be made in conformity with IAS 8, and on a prospective basis, by recognizing the effect of changes in the estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** – The accompanying consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its wholly owned subsidiaries: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Subsidiaries: Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, C.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States of America), both 50% owned, were considered as joint businesses in accordance with IAS 31, and recorded using the equity method.

   All significant intercompany transactions have been eliminated in consolidation.

c. ***Effects of inflation*** – The Company's functional currency is the Venezuelan bolivar. Upon review of IAS 29 "Financial Reporting in Hyperinflationary Economies" and other literature consulted, and upon analysis of accumulated inflation at transition date and in subsequent periods, the Company determined that the Venezuelan economy ceased to be hyperinflationary since January 1, 2002

   Consequently, certain nonmonetary asset and liability amounts as of December 31, 2001, stated in constant currency as of that date, were considered as the new accounting basis for such items.

d. ***Translation of the financial statements of foreign subsidiaries and joint businesses*** – The Company determined the functional currency of its foreign subsidiaries in accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates." Consequently, to be included in the accompanying financial information, the financial statements of such subsidiaries were translated into bolivars through the conversion of monetary and nonmonetary items of the balance sheet at the current exchange rate; for income accounts the average exchange rates for the corresponding year were considered.

The effects of including the financial statements of the subsidiaries translated into bolivars through this methodology are shown in stockholders' equity under Cumulative translation gain or loss of subsidiaries and joint businesses.

e. ***Equity in associates*** – An associate is an entity over which the Company has significant influence, neither single nor joint control, through its participation in the operating policy and decisions of the investee. Usually, this power is represented by a direct or indirect participation equal or higher than 20% of the voting rights of the investee.

The following companies over which the Company has 20% or more of the voting rights are not considered as associated to the Group:

Company	Voting rights %	Why it is not considered as an associate
Agroindustrial Mandioca, C.A.	20	The Company does not have significant influence over the associate's operations.
Corporación Forestal Orinoco, C.A.	33	The Company does not have significant influence over the associate's operations.
Fibras Secundarias, S.A.	33	The Company does not have significant influence over the associate's operations.
Central Cariaco	25.62	The Company does not have significant influence over the associate's operations.

The Company has created an allowance for impairment equivalent to the investment's carrying amount. The Company is not liable whatsoever to provide financial support to these entities.

Equity in joint businesses – A joint business is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to join control. Joint business arrangements that involve the establishment of a separate entity in which each party has an interest are referred to as jointly controlled entities. Profits and losses are eliminated based on the Company's interest in the joint business, except for unrealized losses that provide evidence of impairment of the allocated asset.

In conformity with IAS 31, the Company decided to value entities considered as joint business using the equity method.

f. ***Property, plant, and equipment*** – Property, plant and equipment are recorded at cost less depreciation and any impairment loss recognized. Depreciation is calculated using the straight-line method based on the remaining useful life determined by the Company and technical studies guaranteed by independent appraisers.

Replacement or renewals of full items that extend the assets' useful lives or their economic capability are recorded as the asset's higher amount including the subsequent accounting disposal of the renewed or replaced items. Regular maintenance, safeguarding, and repair expenses are charged to income as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the different assets, as shown below, considering that the lands over which buildings and other constructions are built have an indefinite useful life and accordingly they are not subject to depreciation:

	Years
Buildings	20-40
Machinery and equipment	10-50
Vehicles	3-6
Furniture, fixtures, and other	3-5

In accordance with 2006's new events, the Company evaluated the economic benefits expected from certain assets, which originated changes in their useful life.

Management considers that the book value of assets does not exceed their recovery value.

Interest expenses directly charged to the acquisition, construction or production of qualified assets for which a substantial period of time is required for its use or sale are added to the cost of such assets until they are substantially prepared for use. Income from investments obtained through the short-term investment of specific loans not invested in such assets is deducted from interest expenses subject to capitalization.

Income obtained from the sale or disposal of property, plant, and equipment is determined through the difference between benefit obtained from the asset's sale and book value, which is recognized in income for the period.

g. *Long-live assets* – The Company reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). If the asset does not generate cash flows independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher between an asset's fair value less cost to sell and its value of use. In assessing value of use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market valuations with respect to the temporary value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount, and an impairment loss is immediately recognized as an expense.

An impairment loss may be subsequently reversed and recorded as income for the period until the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in previous years.

h. *Operating leases* – Leases are classified as operating leases whenever the terms of the lease do not substantially transfer all the risks and rewards of ownership to the lessee, i.e. they remain in the lessor.

The Company has entered into lease agreements as a lessor. Leased assets are presented in property, plant and equipment. These assets are amortized in accordance with the policies adopted for similar assets for own use, and revenues from lease agreements are recognized based on the agreement terms, which approximate the line-method set forth in IAS 17.

i. *Inventories* – Inventories are stated at the lower of acquisition or production cost or net realizable value. Costs comprise direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. During low-production periods, where idle capacity exists, the amount of overheads charged to each production unit does not increase due to these circumstances. During abnormally high-production periods, the amount of overheads charged to each production unit decreases, so inventories are not estimated over their actual cost.

Trade discounts, and rebates, and other similar items are deducted upon purchase price determination.

Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventories of spare parts are measured using the weighted average method and recognized in income for the period as consumed. Such inventories are presented in the consolidated financial statements at assumed cost, which does not exceed its recovery value. The assumed cost is equivalent to the acquisition cost less recognized obsolescence losses determined by the Company over the basis of a technical appraisal.

j. *Financial assets* – Financial assets are recognized in the Company's consolidated balance sheet as acquired, in accordance with IAS 39 "Financial Instruments." Financial assets are initially recorded at their fair value, generally including operating costs.

Financial assets maintained by the Company are classified as follows:

- Loans and accounts receivable generated by the company: financial assets originated by the company in exchange for cash, goods or services supply to debtors.

- Available-for-sale financial assets include securities acquired with the intention to negotiate or as held-to-maturity investment. They are stated at fair value and changes are recognized in income over the term specified in IAS 39.

Available-for-sale financial assets are measured at their "fair value" at subsequent valuation dates. Profits and loss from variations in fair value are directly recognized in stockholders' equity until the asset is disposed or an impairment loss is determined, thus including previously recognized accumulated profits or losses in income for the period.

The fair value of a financial instrument at a specific date is the amount at which this asset could be purchased or sold between two interested parties and in mutual independence terms through free and reasonable procedures. The most usual and objective reference of fair value of a financial instrument is the price payable at an organized, transparent and profound market ("quotation price" or "market price"). If this price cannot be reasonably and reliably estimated for a specific financial instrument, its fair value is estimated at the price set out in recent transactions of similar instruments or at its current value discounted from future cash flows (collections or payments), thus applying a market interest rate for similar financial instruments (same term, currency, interest rate, and equivalent risk qualification).

Held-to-maturity investments and loans and accounts receivable maintained by the Company are measured at their "amortized cost," thus recognizing in income accounts interests income in accordance with the effective interest rate (TIR). Amortized cost is understood as the initial cost less the principal collections plus/less accumulated amortization of the difference between initial and held-to maturity amounts, thus considering potential reductions for impairment or non-payment.

The effective interest rate is the updating rate equivalent to the value of a financial instrument and total estimated cash flows for all concepts along its remaining life. For fixed-interest rate financial instruments, the effective interest rate matches the contractual interest rate set forth at acquisition date, plus, where applicable, commissions that due to their nature, may be considered as an interest rate. For variable interest rate financial instruments, the effective interest rate matches the current yield rated for all concepts until the first review of the referential interest rate type to be considered.

k. ***Cash and cash equivalents*** – Cash and cash equivalents include cash in banks and investments in time deposits due in three months or less.

l. ***Classification of current and noncurrent financial assets*** – In the accompanying consolidated balance sheets, financial assets are classified based on due dates, i.e. current assets are due in twelve months or less and noncurrent are due over twelve months.

m. ***Bank loans, obligations, commercial papers and unsecured bonds*** – Loans, obligations, commercial papers and unsecured bonds are recorded at amortized costs. Financial expenses, including premiums payable upon liquidation or reimbursement and direct issuance costs are recorded in income accounts using the effective interest rate method and added to the carrying amount of the instrument to the extent these are not liquidated during the period where originated.

n. ***Classification of current and noncurrent liabilities*** – In the accompanying consolidated balance sheets, liabilities are classified based on their due dates, i.e. current liabilities are due in twelve months or less and noncurrent liabilities are due over twelve months.

o. ***Accrual for severance benefits*** – Accrual for severance benefits comprises all the liabilities related to the workers' vested rights according to the Labor Law. Seniority indemnities are calculated and recorded in conformity with Venezuelan Labor Laws and the collective bargaining agreement in effect.

Under the current Labor Law, employees earn a severance indemnity equal to five- day salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed three (3) months of continuous service. From the second year of service, the employees earn an additional two-day salary per year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary. Severance benefits must be funded and deposited monthly in either an individual or severance benefits trust, or accrued in the employer's accounting records, as specified in writing by each employee. If severance benefits are kept in the employer's accounting, this is liable to pay interests on owed amounts, which are monthly established by the Central Bank of Venezuela. During the years 2007 and 2006, the average annual interest rates were 13.68 % and 12.39 %, respectively.

In case of unjustified dismissal or involuntary termination, employees have the right to an additional indemnity of one-month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in case of involuntary termination the Law establishes payment of an additional severance benefit up to a maximum of 90 days current salary based on length of employment.

p. ***Provisions*** – At the time of preparing the consolidated financial statements, management establishes distinctions between:

- *Provisions* – Accruals to cover present obligations at the date of the consolidated balance sheet arising from past events, which may derive in equity prejudices to the Company, defined regarding their nature, but undefined regarding their amounts and /or payment dates.

- *Contingent liabilities* – possible obligations arising from past events, the materialization of which is subject to the occurrence of one or more future events regardless of the entity's intention.

The Company's consolidated financial statements include all significant provisions regarding which payment of the liability is probable (more likely than not). Contingent liabilities are not recognized in the consolidated financial statements, but related information is provided therein, in conformity with IAS 37 (See Notes 12 and 23).

Provisions are quantified considering the best available information on the consequences of the events that originated them and are restated upon each accounting closing. Provisions are used to cover specific obligations for which they were originally recognized, thus leading to their full or partial reversal when such obligations cease to exist. As of December 31, 2007 and 2006, the Company's management has not recorded significant provisions that should be disclosed in the consolidated financial statements at that date.

q. ***Proceedings and/or claims in course*** – By the end of 2007, certain claims and legal proceedings were filed against the Company during the normal course of its business activities. According to management and its legal counsels, the outcome of such proceedings and claims will not have a significant effect on current and future consolidated financial statements.

r. ***Revenue recognition*** – Revenues from the sale of finished and other products are recorded on a cumulative basis upon transfer of the property right on such assets. Sales are reported net of estimated returns, promotions granted, cash discounts, and any other discount granted. Revenues from operating leases are recognized on a monthly basis based on the contract terms. Interest income is accrued on a periodical basis considering the capital outstanding balance and the applicable effective interest rate. Revenues from investment dividends are recognized upon establishing the stockholders' rights to receive such payments.

s. ***Advertising expenses*** – Advertising expenses are recorded in the statement of income as incurred.

t. ***Expense recognition*** – Expenses are recognized in income when there is a decrease in the future economic benefits related to decrease in an asset or increase in a liability that may be reliably measured. This implies that the recording of an expense is parallel to the recording of the increase in liability or decrease in asset.

Expenses are recognized on an immediate basis when a disbursement does not generate future benefits or does not comply with the requirements to be recorded as an asset.

u. *Offsetting of balances* – Debtor and creditor account balances are offset between themselves and subsequently presented in the consolidated balance sheet at their net amount, provided that they result from transactions that contractually or under legal provisions contemplate the possibility of offsetting and are intended to be settled at their net amount or realize the asset and simultaneously pay the liability.

v. *Income taxes* – The provision for income taxes represents the sum of the estimated current income tax payable and deferred income taxes.

Current income taxes are determined by applying the income tax rate set forth under the current tax legislation to net taxable income for the year.

Deferred tax assets and liabilities are determined by applying the tax rates established and decreed by the current tax law at balance sheet date.

Deferred tax assets and liabilities include temporary differences identified as amount to be paid or recovered due to differences between the carrying amounts of assets and liabilities and their tax value, as well as tax credits, discounts and unutilized tax losses.

Deferred tax assets identified as temporary differences are only recognized provided there is a probability that the Company will have enough tax benefits in the future to make them effective and that these do not arise from initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects nether tax nor accounting results.

Recorded deferred tax assets and liabilities are reviewed to verify their effectiveness, thus making the corresponding amendments based on the results from the analyses performed. Deferred tax asset is reduced through a valuation allowance of the amount estimated to be realized in the future.

w. *Net basic and diluted earnings per share* – Net basic earnings per share have been calculated by dividing net income for the year by the weighted average outstanding shares issued per year (See Note 8). Net basic and diluted earnings per share are the same for all periods presented, since the Company does not have potential dilutive instruments. For the years ended December 31, 2007 and 2006, the weighted average outstanding shares issued amounts to 2,035,934,496 and 2,294,009,424, respectively.

x. *Financial liabilities and stockholders' equity* – Financial liabilities and equity instruments are classified in conformity with the contractual agreements entered into and considering the economic substance. An equity instrument is a contract that represents a residual participation in the Company's stockholders' equity once all liabilities are deducted. The main financial liabilities maintained by the Company are as follows:

- Held-to-maturity financial liabilities measured in accordance with their amortized cost, thus applying the effective interest rate.

- Financial liabilities at fair value with changes in net stockholders' equity; mainly, liabilities associated to available-for-sale financial assets.

y. *Transactions in foreign currency* – The Company's functional currency is the Venezuelan bolivar. Consequently, transactions stated in currencies other than the bolivar are considered as "foreign currency transactions", and recorded in bolivars using the exchange rates applicable at the transaction date. Balances in foreign currency are adjusted at the year-end official exchange rate in bolivars. The resulting exchange differences are recorded in the statement of income.

2. PROPERTY, PLANT AND EQUIPMENT

During the years ended December 31, 2007 and 2006, property, plant and equipment are as follows (in thousands of bolivars):

	Land and buildings	Machinery and equipment	Furniture, vehicles and equipment	Works in progress	Total
COST:					
As of December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
Additions	185,326	4,208	-	2,675,793	2,865,327
Withdrawals	(1,598,000)	(89,158)	(10,804)	-	(1,697,962)
Transfers	141,418	2,144,397	-	(2,285,815)	-
As of December 31, 2006	89,282,907	380,267,127	9,338,291	2,272,480	481,160,805
Additions	470,026	-	-	2,250,454	2,720,480
Withdrawals	-	(71,098)	(125,430)	-	(196,528)
Transfers	225,361	2,095,742	121,579	(2,442,682)	-
As of December 31, 2007	89,978,294	382,291,771	9,334,440	2,080,252	483,684,757
ACCUMULATED DEPRECIATION:					
As of December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Additions	(3,176,955)	(16,210,783)	(1,171,695)	-	(20,559,433)
Withdrawals	-	6,362	-	-	6,362
As of December 31, 2006	(11,143,411)	(53,291,654)	(3,211,044)	-	(67,646,109)
Additions	(2,436,833)	(14,248,104)	(1,527,959)	-	(18,212,896)
Withdrawals	-	33,931	97,322	-	131,253
As of December 31, 2007	(13,580,244)	(67,505,827)	(4,641,681)	-	(85,727,752)
Total as of December 31, 2007	76,398,050	314,785,944	4,692,759	2,080,252	397,957,005
Total as of December 31, 2006	78,139,496	326,975,473	6,127,247	2,272,480	413,514,696

The Company has formalized insurance policies to cover potential risks to which different elements such as property, plant and equipment are exposed, as well as potential claims that might arise in the course of its business operations, in the understanding that such policies sufficiently cover the risks to which these are exposed.

As of December 31, 2007 and 2006, property, plant and equipment temporarily idle amount to Bs. 5,225 million and Bs. 6,169 million, respectively.

As of December 31, 2007 and 2006, leased assets amount to Bs. 19,808 million and Bs. 21,761 million, respectively (See Note 17).

As of December 31, 2007 and 2006, the Company maintains assets amounting to Bs. 6,974 million and Bs. 8,053 million respectively, corresponding to property, plant and equipment of the foreign subsidiary.

As of December 31, 2007, the Company has formalized contractual commitments for the acquisition of property, plant and equipment amounting to Bs. 3,614 million.

3. EQUITY IN ASSOCIATES AND JOINT BUSINESSES

As of December 31, equity in associates and joint businesses are as follows (in thousands of bolivars):

	2007	2006
Equity in associates	-	-
Equity in joint businesses	4,769,358	3,966,954
	4,769,358	3,966,954

Equity in associates

As of December 31, equity in associates is as follows (in thousands of bolivars):

	%	2007	2006
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – impairment losses		(3,515,345)	(3,515,345)
		-	-

To the date of this report, the Company does not have updated financial information of these companies.

Equity in joint businesses

As of December 31, equity in joint businesses is as follows (in thousands of bolivars):

	%	2007	2006
Simco Recycling Inc.	50	-	-
Manpa Centroamérica, C.A.	50	4,769,358	3,966,954
		4,769,358	3,966,954

As of December 31, 2007 and 2006, participation in undistributed earnings of investments recorded using the equity method, included in the Company's consolidated undistributed earnings, amount to Bs. (802.4) million and Bs. (503.1) million, respectively.

During the years ended December 31, 2007 and 2006, the Company performed an equity analysis of it equity in the joint businesses with Simco Recycling Inc.; as a result thereof, it considered reducing such participation until accumulated losses reach their investment amount in such business. Consequently, the carrying amount of equity in this company was reduced to zero (0), and accounts receivable from related companies as of December 31, 2007 and 2006 include a provision of Bs. 2,074 million and Bs. 1,666 million, respectively (See Note 18).

The most recent condensed combined financial statements of the aforementioned companies are summarized as follows (in millions of bolivars):

	2007	2006
Current assets	13,760	16,676
Total assets	17,749	21,049
Current liabilities	14,938	19,251
Stockholders' equity	2,445	953
Total liabilities and stockholders' equity	17,749	21,049
Net sales	21,550	25,538
Operating income (loss)	1,065	(1,255)
Net income (loss)	1,356	(856)

The aforementioned companies are not involved in claims, trials and extrajudicial actions that may originate contingent liabilities.

4. INVENTORIES

As of December 31, inventories are as follows (in thousands of bolivars):

	2007	2006
Finished products	15,347,715	14,244,262
Products in process	341,161	1,197,206
Raw materials	22,369,698	16,186,040
Spare parts	19,193,754	14,951,089
Inventories in transit	28,480,550	23,268,062
	85,732,878	69,846,659
Less – allowance for obsolescence	(4,755,584)	(3,381,920)
	80,977,294	66,464,739

Management estimates that inventories will be sold or used in the short-term; however, one portion of spare parts inventories may be used in more than one period.

For the years ended December 31, the allowance for obsolescence is as follows (in thousands of bolivars):

	2007	2006
Beginning balance	(3,381,920)	(1,663,283)
Allowance	(1,373,664)	(1,718,637)
Ending balance	(4,755,584)	(3,381,920)

Product of a technical evaluation on the obsolescence of inventories performed by the Company's management during 2007, certain figures in the inventory caption as of December 31, 2006 have been reclassified for comparative effects with the ones from the year ended December 31, 2007.

5. NOTES AND ACCOUNTS RECEIVABLE

As of December 31, notes and accounts receivable are as follows (in thousands of bolivars):

	2007	2006
Trade	77,412,693	65,056,503
Related companies (Note 18)	12,153,725	10,058,465
Employees	1,653,250	808,691
Sundry debtors	1,137,736	832,464
Prepaid income taxes (Note 12)	1,095,323	928,779
VAT – paid in excess (Note 12)	18,975,571	23,544,428
VAT credit – Net to be offset (Note 12)	1,683,824	1,601,280
Guarantee deposits	6,586,270	2,593,169
	120,698,392	105,423,779
Less – allowance for doubtful accounts	(507,505)	(1,014,483)
	120,190,887	104,409,296

The average credit period granted to local clients ranges between 30 and 90 days, and between 0 and 180 days for export clients.

The Company maintains an allowance for doubtful accounts at a level that is considered by management as in line with the potential risk of bad debts. Aging of accounts receivable and clients' conditions are constantly monitored to ensure fairness of the allowance in the consolidated financial statements.

During the years ended December 31, the allowance for doubtful accounts is as follows (in thousands of bolivars):

	2007	2006
Beginning balance	(1,014,483)	(1,657,917)
Provision	(69,406)	(99,000)
Write-offs	576,384	364,008
Adjustments	-	378,426
Ending balance	(507,505)	(1,014,483)

The Company's management considers that the carrying amount of trade debtor accounts and other accounts receivable approximate their fair value. Reversal of the allowance is based on new estimates regarding provisioned doubtful accounts.

6. AVAILABLE-FOR-SALE INVESTMENTS

As of December 31, short-term available-for-sale investments are as follows (in thousands of bolivars):

	2007	2006
Available-for-sale investments and shares	117,071	219,543
Available-for-sale bonds	10,973	-
	128,044	219,543

Available-for-sale investments and shares

As of December 31, available-for-sale investments and shares are as follows (in thousands of bolivars):

	2007	2006
Investment portfolio	83	83
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	116,988	219,460
Corporación Forestal Venezuela, C.A.	47,817	47,817
	519,321	621,876
Less – impairment losses	(402,333)	(402,333)
	117,071	219,543

As of December 31, 2007 and 2006, the Company maintains Bs. 672 million and Bs. 601 million in unrealized gains on available-for-sale investments and shares, respectively, which are presented net in "unrealized gain from investments" in stockholders' equity.

Available-for-sale bonds

As of December 31, 2007, available-for-sale investments are as follows (in thousands of bolivars):

	Acquisition cost	Unrealized gain	Fair Value
Venezuelan Bond TICC032019 in US dollars, issued by the Bolivarian Republic of Venezuela, due on 3/21/2017, at semiannually payable interest rate and fixed interest rate coupon of 5.25%	6,052	(91)	5,961
Argentinean Bond BODEN15N in US dollars issued by the Republic of Argentina, due on 10/3/2015, at semiannually payable interest rate and fixed interest rate coupon of 7%.	6,052	(1,040)	5,012
	12,104	(1,131)	10,973

As of December 31, 2007, the Company maintains Bs. 1.13 million in unrealized losses from available-for-sale investments, which are presented net in "Unrealized result from investments" in stockholders' equity.

Unrealized result from investments

	2007	2006
Available-for-sale investments and shares	(672,675)	(601,095)
	(672,675)	(601,095)

7. CASH AND CASH EQUIVALENTS

As of December 31, cash and cash equivalents are as follows (in thousands of bolivars):

	2007	2006
Cash and due from banks	11,159,753	4,842,404
Bank placements	2,150	19,047,539
	11,161,903	23,889,943

8. STOCKHOLDERS' EQUITY

Capital stock

As of December 31, 2007, the Company's capital stock amounts to Bs. 22,941,000,000 (Bs. 22,940,094,240 as of December 31, 2006) represented by 229,410,000 common shares of Bs. 100 each (2,294,009,424 common shares as of December 31, 2006 of Bs. 10 each), fully registered and paid, recorded before the competent authorities and Bs. 46,692,596,000 for capital restatement, stated in constant bolivars as of December 31, 2001, in accordance with Note 1c.

On November 25, 1996, the Board of Directors decided to declare share dividend amounting to Bs. 34,816,345,000 (stated in constant bolivars as of December 31, 2001) with charges to the net restated balance account for future capital increases arising from the clearing of capital restatement accounts, result from exposure to inflation (REI) and undistributed earnings in 1996, in conformity with Technical Publication Number 14 (TP 14) issued by the Federation of Public Accountants of Venezuela, thus issuing 1,147,004,712 new common shares with nominal value of Bs. 10 each. In accordance with the Venezuelan Securities and Exchange Commission, this capital increase was distributed as dividends to the stockholders recorded in the stockholders' book on January 2, 1997, in order to be duly granted and effective January 16, 1997.

At Extraordinary Stockholders' Meeting held on November 14, 2007, an increase of Bs. 905,760 of the Company's capital stock was approved by the issuance of 90,576 shares, with a nominal value of Bs. 10 each. The capital was registered and paid by a single stockholder, generating a premium of Bs. 13,405,248. Likewise, a change in the nominal value of the shares that comprise the social capital of the Company from Bs. 10.00 to Bs. 100.00 each was approved, and as result therefrom, the reduction of the existing shares to facilitate the conversion of the capital stock to strong bolivars (See Note 20).

At a Stockholders' Meeting held on February 14, 2002, the reclassification of the equity account "Net restated balance for future capital increases" to "Net restated balance of undistributed earnings used for payment of share dividends of the Company and its subsidiaries" was approved by the Venezuelan Securities and Exchange Commission pursuant to Communication Nº CNV-OP-033, dated February 4, 2002.

Legal reserve

The Commercial Code sets forth a provision of 5% of companies' net income for establishing the legal reserve, until it reaches at least 10% of capital stock. This reserve cannot be distributed as dividends.

Pursuant to the requirements set forth in Communication N° CNV-DCOP-165 dated November 12, 2001, as of December 31, 2007 and 2006 the legal reserve fully belongs to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cumulative translation gain or loss of foreign subsidiary and joint businesses

As of December 31, the cumulative translation gain or loss of foreign subsidiary and joint businesses is as follows (in thousands of bolivars):

	2007	2006
Subsidiary:		
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	829,702
Simco Recycling Inc.	(275,721)	(275,721)
	206,308	206,308

Cash dividends (in historical values at the date of operation)

According to article 112 of the Capital Market Law, the companies that make public bid of their shares shall establish in their bylaws the policy of dividends so that investors be informed on the matter. The stockholders' meeting shall decide the amounts, frequency and the form of payment of the dividends. Likewise, it may decree extraordinary dividends in the form and manner they consider convenient.

According to the aforementioned law, the Company must distribute among its shareholders at least 50% of the net profits obtained in each period after income taxes and the deduction of the legal reserves. From this percentage, at least 25% must be distributed in cash. In case the Company presents an accumulated deficit, the profits should be destined to offset said deficit and the surplus shall be distributed in the way aforementioned.

Article 16 of the Company's bylaws mentions the terms set forth in Article 112 of the Capital Market Law when it states the following: "The stockholders' meeting shall decide the amounts, frequency and the form of payment of the dividends. Likewise, it may decree extraordinary dividends in the form and manner they consider convenient. The dividends to be distributed among its shareholders should be at least 50% of the net profits obtained in each period after income taxes and the deduction of the legal reserves. From this percentage, at least 25% must be distributed in cash. In case the Company presents an accumulated deficit, the profits should be destined to offset said deficit and the excess shall be distributed in the way aforementioned. When the profits obtained in the corresponding period are lower than the percentage of the paid capital determined by the Venezuelan Securities and Exchange Commission, Article 116 of the Capital Market Law shall be applied. The stockholders' meeting shall decide the amount and opportunity of payment of the dividends, but may delegate to the Board of Directors the setting of the date of payment of the dividends". In this sense, Article 116 of the aforementioned law establishes that profits of the period resulting lower than the percentage of paid capital must be destined to an increase in capital until the satisfaction of the referred to percentage.

At a Stockholders' Meeting held on April 27, 2007, it was decided to declare cash dividends of Bs. 12 per share for a total of Bs. 27,528,113,088. Likewise, at a Stockholders' Meeting held on October 26, 2007, it was decided to declare an extraordinary cash dividend of Bs. 22 per share, for a total of Bs. 50,468,207,328.

At a Stockholders' Meeting held on April 21, 2006, it was decided to declare cash dividends of Bs. 12 per share for a total of Bs. 27,528,113,088. Likewise, at a Stockholders' Meeting held on August 11, 2006, it was decided to declare an extraordinary cash dividend of Bs. 17 per share for a total of Bs. 38,998,160,208.

Retained earnings

Pursuant to the partial amendment to the standards for the preparation of the financial statements of the companies subject to the control of the Venezuela Securities and Exchange Commission dated March 25, 1997, the Company must disclose retained earnings and income for the period of the parent company and retained earnings of its subsidiaries. As of December 31, 2007 and 2006, the retained earnings and accumulated deficit of the subsidiaries included in retained earnings amount to Bs. 100 and Bs. 3,727 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA), S.A.C.A. amount to Bs. 39,066 million and Bs. 155,663 million, respectively, as of December 31, 2007 and Bs. 26,556 million and Bs. 194,593 million, respectively, as of December 31, 2006.

Pursuant to the requirements set forth in Communication N° CNV-DCOP-165 dated November 12, 2001, as of December 31, 2007 and 2006 the net earnings include Bs. 16,717 million and Bs. 8,704 million of income tax expenses from the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996, the US Securities Exchange Commission authorized the American Depositary Receipt (ADR) Program, Level 1, for MANPA. ADRs are negotiated in the "Over-the-counter" market under the "MUPAY" symbol, and each ADR represents 50 ordinary shares of Manufacturas de Papel, C.A. MANPA, S.A.C.A. (25 ordinary shares of MANPA as of December 31, 2006). Citibank, N.A. acts as depositary bank while Banco Venezolano de Crédito acts as a local custodian. As of December 31, 2007 and 2006, the number of outstanding ADRs is 24,693,083 and 41,159,966, respectively.

9. CONTROL OVER FOREIGN INVESTMENTS (SIEX)

The Company is 73.69% owned by foreign investors.

The current legal system on foreign investments contemplates, among others, the following:

a. Foreign investors have the same rights and obligations as local investors.

b. Income from foreign investors may be remitted abroad without limitations. (See Note 22)

c. Technology contracts for the use and development of patents and trademarks are to be registered with SIEX within sixty (60) days upon signature of the contracts.

As of December 31, 2007, the registry of the foreign investment issued by SIEX shows a foreign participation of Bs. 16,906 million as of September 28, 2007.

10. ISSUANCE OF LONG-TERM UNSECURED BONDS

As of December 31, 2007, the issuance of unsecured bonds, based on the issuing currency and its interest rate is as follows (in thousands of bolivars):

	Issuance outstanding value	Annual interest rate (%)
Bolivars:		
Fixed interest, placed at par value in 2007	34,200,000	14.68%

For the year ended December 31, 2007, the movement on the issuance of unsecured bonds is as follows (in thousands of bolivars):

	2007
Beginning balance	-
Issuances	34,200,000
Amortizations	-
Ending balance	34,200,000

Outstanding unsecured bonds issued are composed of three series with maturity on September 24, 2011, October 1, 2011, and October 26, 2011.

11. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

Issuance of commercial papers

As of December 31, issuance of commercial papers based on the issuing currency and its interest rate is as follows (in thousands of bolivars):

	2007	2006	Issuance outstanding value	Annual interest rate (%)
Bolivars:				
Fixed interest	10,925,263	11,396,409	11,152,400	9.67%

For the years ended December 31, issuance of obligations and commercial papers is as follows (in thousands of bolivars):

	2007	2006
Beginning balance	11,396,409	2,946,531
Issuances	24,252,400	29,883,600
Amortizations	(24,983,600)	(21,000,000)
Net interests	260,054	(433,722)
Ending balance	10,925,263	11,396,409

Outstanding commercial papers issued are composed of three series which are due on February 1, February 19 and April 29, 2008.

During the years ended December 31, 2007 and 2006, issuances of commercial papers generated discounts in placements of Bs. 699 million and Bs. 1,056 million, respectively.

Short-term loans

As of December 31, short-term loans are as follows (in thousands of bolivars):

	2007	2006
Loans received from local banks in bolivars at variable interest rates with monthly amortizations and due in 30 renewable days.	15,255,518	38,169,882

As of December 31, 2007, the Company maintains lines of credit with different financial institutions for Bs. Bs. 246,750 million, and cash for Bs. 180,125 million, net of current letters of credit (See Note 23), which may cover any future commitment of the Company.

The average interest rate from the aforementioned loans ranged between 14% and 17% for the year 2007 and 9.50% and 15% for the year 2006.

12. PROVISION FOR INCOME TAXES

Consolidated fiscal group

Pursuant to the current tax legislation, companies belonging to the consolidated group file their tax returns on an individual basis.

Periods subject to tax audit

As of December 31, 2007, the last four tax periods were subject to audit by the Tax Authorities regarding main taxes applicable to the Companies.

As of December 31, 2007, the Company had been issued tax assessments writs for a total amount of approximately Bs. 5,931 million, mainly for income tax, business assets tax and value added tax. The Company has filed appeals on a timely basis. Management estimates that the liabilities resulting from the records filed by the tax administration will not have a significant effect on the accompanying consolidated financial statements.

Due to the different possible interpretations that may be given to fiscal standards and the results of the audits for the periods subject to review, which may be conducted by the tax authorities for the years subject to review, new tax liabilities may arise the amount of which cannot be currently quantified in an objective manner. However, in the opinion of the Company's management, there is a remote possibility of materializing significant additional liabilities for this concept.

Balances maintained with the Tax Administration

As of December 31, debit and credit balances maintained with the Tax Administration are as follows (in thousands of bolivars):

	2007	2006
Accounts receivable:		
Prepaid income taxes (Note 5)	1,095,323	928,779
VAT – paid in excess (Note 5)	18,975,571	23,544,428
VAT credit – net to be offset (Note 5)	1,683,824	1,601,280
	21,754,718	26,074,487
Accounts payable:		
Income tax payable	8,728,831	2,409,289
VAT withheld from third parties - payable (Note 13)	1,035,823	1,018,384
Tax on financial transactions (Note 13)	9,795	-
	9,774,449	3,427,673

During November 2005, the Company took all the necessary proceeds before the National Integrated Service of Tax Administration (SENIAT) to request approval for repayment of Bs. 10,808 million corresponding to VAT withholdings supported and not deducted in the tax returns, thus obtaining approval of Bs. 429 million of the subsidiary Transportes Alpes, C.A. and subsequent transfer to the tax account of Manufacturas de Papel, C.A.(MANPA), which will be offset against the corresponding income taxes for the period ended December 31, 2006.

During March 2007, the Company obtained the approval for the repayment of withholdings reflected in their Account Balance supported and not deducted from the tax installments of the Value Added Tax, for approximately Bs. 3,600 million and Bs. 6,212.9 million, by Resolutions N° 0780066125 and N° 0780066127, respectively, both dated March 30, 2007 issued by National Integrated Service of Tax Administration (SENIAT). In the aforementioned resolutions its was set forth the transfer of the amounts there mentioned from their Account of Accrued and not Deducted VAT Withholdings to their Tax Credit Accounts, to be offset against the Income Tax Returns for Legal Entities corresponding to the tax period ended December 31, 2006 and the Estimated Income Tax Returns for Legal Entities corresponding to the tax period ended December 31, 2007, respectively.

During March 2007, the Company obtained the approval for the repayment of withholdings reflected in their Account Balance supported and not deducted from the tax installments of the Value Added Tax, for Bs. 450 million, by Resolution N° 0780066123 dated March 30, 2007 issued by National Integrated Service of Tax Administration (SENIAT). In the aforementioned resolutions, it was set forth the transfer of the amount there mentioned from their Account of Accrued and not Deducted VAT Withholdings to their Tax Credit Account of Turbogeneradores Maracay, C.A., a related company, to be offset against the Income Tax Returns for Legal Entities corresponding to the tax period of the related company ended December 31, 2006. The transfer of these tax credits was agreed by the parties for Bs. 423 million, generating a loss of Bs. 27 million recorded in the results of the period.

In July 2007, the Company requested before the National Integrated Service of Tax Administration (SENIAT) the recovery of the tax credits that they have with the Bolivarian Republic of Venezuela for withholdings in excess of Value Added Tax for a total amount of Bs. 14,907 million, given that the Value Added Tax withholdings turned out to be greater than the tax installment of the periods comprised between July 2006 until January 2007, which could not be deducted in the three following periods. The aforementioned tax credit will be used to offset, pursuant to article 49 of the Organic Tax Code, obligations from the Final Income Tax Returns generated during the tax period ended December 31, 2007.

In July 2007, the subsidiary Transportes Alpes, C.A. requested before the National Integrated Service of Tax Administration (SENIAT) the recovery of the tax credits that they have with the Bolivarian Republic of Venezuela for withholdings in excess of Value Added Tax for a total amount of Bs. 463.9 million, given that the Value Added Tax withholdings turned out to be greater than the tax installment of the periods comprised between August 2006 until January 2007, which could not be deducted in the three following periods. The subsidiary is taking all the necessary proceeds to obtain the approval of the transfer of the aforementioned credit to the tax credit account from Manufacturas de Papel, C.A. (MANPA), to be offset against Income Tax corresponding to the period ended December 31, 2007.

Income taxes

As of December 31, the provision for income taxes is detailed as follows (in thousands of bolivars):

	2007	2006
Net taxable income	16,003,174	8,265,695
Less:		
Investment tax credits in property, plant, and equipment and other	(277,350)	(342,329)
	15,725,824	7,923,366
Income tax from prior period	1,190,992	832,151
Total current income taxes	16,916,816	8,755,517
Deferred income taxes	(11,535,326)	(8,279,463)
	5,381,490	476,054

During the years ended December 31, 2007 and 2006, the effective income tax expense rate is lower than the tax rate applicable to income before taxes. This difference is due to permanent items related to the determination of the taxable income, the effects of which on the applicable tax rates are summarized as follows (in percentages over income before taxes):

	2007		2006	
	Bs.	%	Bs.	%
Tax and tax rate applicable to book income	16,394,571	34.00	10,420,865	34.00
Effect on book income from application of International Financial Reporting Standards	2,722,665	5.64	3,495,387	11.40
Deferred tax asset valuation allowance	8,463,980	17.55	3,098,829	10.11
Tax adjustment for inflation	(22,893,681)	(47.48)	(18,604,860)	(60.70)
Other nondeductible expenses	3,176,596	6.59	3,595,161	11.73
Other nontaxable income	(2,205,291)	(4.57)	(1,186,999)	(3.87)
Effect of investment tax credits in property, plant and equipment and other credits	(277,350)	(0.58)	(342,329)	(1.12)
Income tax expense and tax rate applicable to book income	5,381,490	11.15	476,054	1.55

The current legislation considers the annual calculation of a regular adjustment for inflation of its nonmonetary items and stockholders' equity, which is included in the reconciliation of the net taxable income as taxable or deductible item, as appropriate. With respect to property, plant and equipment and other similar assets, this regular adjustment for inflation is either depreciated or amortized over the remaining useful tax life of the respective assets. For inventories, this adjustment is considered in the cost of sale of products upon consumption or sale. The total regular adjustment for the year is determined through the algebraic sum of the various adjustments for inflation of each nonmonetary and stockholders' equity item.

In conformity with such legislation, taxpayers subject to income taxes that carry out transactions with foreign related parties must determine their income from exports, and costs for goods and services from foreign related parties, in accordance with certain methods set forth in such legislation. Management conducted the transfer pricing study required to document such foreign transactions, and it did not reflect important differences in regard to the amounts included for determining the net taxable income for the year ended December 31, 2006. The Company is in the process of performing the transfer pricing study corresponding to the year 2007 required for documenting the aforementioned foreign transactions. In the opinion of management and its legal counsels, differences regarding the amounts included for the determination of net taxable income for the year ended December 31, 2007 will not be significant.

Likewise, in conformity with such legislation, the Company can carry forward operating tax losses, other than losses from the tax adjustment for inflation for up to three (3) years subsequent to the period in which they were incurred. The deductible tax effect that is not offset with the adjustment for inflation can be carried forward up to the following year after it is incurred. As of December 31, 2007, the Company through its subsidiary Transporte Alpes, C.A. maintains tax loss carryforwards of Bs. 1,348 million (due in 2010) tax loss carryforwards from inflation of Bs. 189 million (due in 2008). As of December 31, 2006, the Company and its subsidiaries do not maintain tax loss carryforwards.

In conformity with said legislation, the Company can carry forward investment tax credits in property and equipment for up to three (3) years subsequent to the period in which they were incurred.

As of December 31, 2007 and 2006, the foreign subsidiary, Vencaribbean Paper Products, Ltd., maintains tax loss carryforwards for Bs. 7,132 million and Bs. 8,736 million, respectively, which have no maturity.

Items considered for the determination of the deferred income tax as of December 31 are as follows (in thousands of bolivars):

	2007	2006
Deferred income tax liabilities		
Basis difference in property, plant, and equipment	57,201,878	67,819,342
Income from leases over cash basis	101,815	702,833
	57,303,693	68,522,175
Deferred income tax assets		
Basis differences in inventories	25,652,632	19,164,597
Provisions and accruals	1,899,109	882,222
Basis differences in investments	5,041,420	4,107,506
Tax loss carryforwards	1,538,522	1,192,104
Tax credit carryforwards	-	4,430
	34,131,683	25,350,859
Less – valuation allowance	11,562,809	3,098,829
	22,568,874	22,252,030
Net of deferred income taxes	34,734,819	46,270,145

13. ACCOUNTS PAYABLE

As of December 31, accounts payable are as follows (in thousands of bolivars):

	2007	2006
Trade	85,981,426	88,106,488
Related parties (Note 18)	2,764,874	7,470,640
Other	4,624,941	3,730,177
VAT from third parties - payable (Note 12)	1,035,823	1,018,384
Accrued liabilities	10,683,333	6,106,817
Tax on financial transactions (Note 12)	9,795	-
	105,100,192	106,432,506

Trade and other accounts payable mainly include pending payment balances of trade purchases and related costs. The average credit period granted for import purchases ranges between advances and 120 days, and advances and 35 days for local purchases, respectively.

The Company maintains license agreements with different suppliers. As of December 31, 2007 and 2006, the Company has recorded in income Bs. 2,359 million and Bs. 2,477 million, respectively, for license use. These agreements provide, among other, for the followings conditions:

- Payment of a royalty percentage over net sales of license products.
- Deductions allowed for the calculation of royalty fees include: sale returns based on the gross sale percentage established in these agreements, and tax on sales and volume discounts.
- In case of delayed payment, interest at the highest rate allowed by Law shall be paid.
- The licensee shall have the right to conduct audits of royalties paid and demand payment of pending royalties resulting from these audit, plus interest at the maximum rate allowed by Law. In case these audits generate missing payments, the licensee shall recognize the audit fees.

As of December 31, 2007, 90% of such agreements are past-due; the remaining agreements have short-term maturities. The Company's management has the intention of renewing these contracts with the following licensees: Mattel, Warner Bros., The Walt Disney Company and The Joester Loria Group.

Management estimates that the carrying amount of trade accounts payables approximate their fair value.

14. REVENUES

As of December 31, revenues are as follows (in thousands of bolivars):

	2007	2006
Sales of goods	534,894,679	430,244,838
Income from leases	3,905,840	2,303,109
Income from services	1,936,491	1,105,983
	540,737,010	433,653,930

15. INCOME FOR THE YEAR

As of December 31, income for the year includes the following debit balances (in thousands of bolivars):

	2007	2006
Depreciation and amortization	18,212,896	20,559,433
Cost of inventories recognized in income	277,426,947	256,034,115
Employees' benefits	90,749,702	63,754,311

16. BUSINESS SEGMENT REPORTING

Segmentation criteria

Segment reporting is structured based on the Company's different business lines.

Main business segments

Business lines described below have been established based on the Company's organizational structure in effect at 2007's closing; considering the nature of products and services provided, and the client segments to which they are targeted.

During 2007 and 2006, the Company focused its operations in the following business lines:

Printing, writing and packaging paper – This business segment production is basically oriented to manufacturing Bond, Bristol, Register, MF and MG papers, among others. Commercialization is mostly made as final products such as bags, sacks, reams, small reams, notebooks, envelopes, and other products.

Tissue paper – The tissue paper plant produces different types of paper, which are converted into final products such as toilette paper and facial tissues at centers located in Maracay, Venezuela and Trinidad & Tobago.

Services and rentals – This business segment is basically oriented to maintenance of assets destined to surveillance services payment and rentals.

Corporate – Revenues and expenses that cannot be specifically allocated to any operating line or that result from decisions that have a global impact on the Company, among others, expenses originated from projects and activities affecting several business lines and revenues from strategic participations, are allocated to a "Corporate Unit", to which reconciling items are assigned arising from the comparison between the result of integrating the financial statements of the different business lines with the Company's consolidated financial statements. Costs incurred by the Corporate Unit are prorated through an internal distribution system over the different business lines.

Geographical segment

The groups' activities take place in the Venezuelan market, Central America and the Caribbean; however, this segmentation is not significant in terms of the consolidated financial statements given the amounts' magnitude.

Bases and methodology for business segment reporting

Segment reporting shown below is based on monthly reports prepared by each division and is automatically generated on a monthly basis.

Structure of this information is designed as if every business line were an autonomous business and had its own resources, distributed based on the risk of the assets assigned to each line, in accordance with an internal control for cost percentage distribution.

Segment information corresponding to these activities for the years ended December 31, 2007 and 2006 is as follows (in thousands of bolivars):

	Printing writing, and packaging paper	Tissue paper	Services and rentals	Eliminations	Total
2007					
Statement of income					
Local sales	257,561,849	255,381,960	6,554,928	-	519,498,737
Export sales	7,937,465	13,300,808	-	-	21,238,273
Intersegment sales - local	-	-	12,676,594	(12,676,594)	-
Intersegment sales – export	217,492	1,212,168	-	(1,429,660)	-
Total revenues	265,716,806	269,894,936	19,231,522	(14,106,254)	540,737,010
Costs and expenses	259,330,716	221,523,743	17,196,480	(13,813,529)	484,237,410
Operating income	6,386,090	48,371,193	2,035,042	(292,725)	56,499,600
2007					
Equity in earnings or losses ofjoint businesses	-	-	-	-	802,404
Financial revenues	-	-	-	-	850,632
Financial expenses and other	-	-	-	-	(9,877,969)
Income before income taxes	-	-	-	-	48,274,667
Income after income taxes	-	-	-	-	42,893,177
Depreciation	8,259,504	8,221,767	1,731,625	-	18,212,896
Capital expenditures	1,683,475	566,980	470,025	-	2,720,480
Balance sheets					
Assets					
Segment assets	279,914,997	260,952,878	53,718,230	(24,662,066)	569,924,039
Corporate segment assets	-	-	-	-	34,278,422
Equity in associates	4,769,358	-	-	-	4,769,358
Undistributed corporate assets	-	-	-	-	8,830,114
Total consolidated assets	-	-	-	-	617,801,933
Liabilities					
Segment liabilities	77,207,450	27,469,612	5,423,852	(18,183,977)	91,916,937
Corporate segment liabilities	-	-	-	-	100,043,373
Undistributed corporate liabilities	-	-	-	-	74,341,196
Total consolidated liabilities	-	-	-	-	266,301,506

2006	Printing writing, and packaging paper	Tissue paper	Services and rentals	Eliminations	Total
Statement of income					
Local sales	211,418,577	196,832,169	3,147,919	-	411,398,665
Export sales	9,061,070	13,194,195	-	-	22,255,265
Intersegment sales - local	-	-	10,796,623	(10,796,623)	-
Intersegment sales – export	8,691,194	3,437,429	-	(12,128,623)	-
Total revenues	229,170,841	213,463,793	13,944,542	(22,925,246)	433,653,930
Costs and expenses	216,445,800	189,510,810	13,204,139	(22,429,497)	396,731,252
Operating income	12,725,041	23,952,983	740,403	(495,749)	36,922,678
Equity in earnings or losses ofjoint businesses	-	-	-	-	503,194
Financial revenues	-	-	-	-	1,134,458
Financial expenses and other	-	-	-	-	(7,861,316)
Income before income taxes	-	-	-	-	30,699,014
Income after income taxes	-	-	-	-	30,222,960
Depreciation	10,093,840	8,704,922	1,760,671	-	20,559,433
Capital expenditures	908,412	1,956,915	-	-	2,865,327
Balance sheet					
Assets					
Segment assets	263,619,916	297,682,031	52,078,290	(46,764,370)	566,615,867
Corporate segment assets	-	-	-	-	33,090,250
Equity in associates	3,966,954	-	-	-	3,966,954
Undistributed corporate assets	-	-	-	-	11,429,561
Total consolidated assets					615,102,632
Liabilities					
Segment liabilities	76,544,982	42,440,980	14,270,301	(47,734,370)	85,521,893
Corporate segment liabilities	-	-	-	-	89,642,829
Undistributed corporate liabilities	-	-	-	-	53,277,071
Total consolidated liabilities					228,441,793

17. OPERATING LEASE

The Company as a lessor

As of December 31, 2007 and 2006, revenues from real estate leases amounted to Bs. 3,906 million and Bs. 2,303 million, respectively.

Real estate under operating leases is subject to lease commitments ranging from one to five years and price increases are ruled by the Consumer Price Index of the Metropolitan Area of Caracas. Management estimates that current contracts as of December 31, 2007 will be automatically renewed.

As of December 31, the Company has agreed with the lessees on the following minimum lease (in thousands of bolivars):

	2007	2006
One year or less	4,528,921	3,382,952
Up to two years	2,942,446	3,723,952
Over two years	3,780,000	-
	11,251,367	7,106,904

The Company as a lessee

The Company leases real estate for use in its operations, the amounts of which are not significant for the purposes of the consolidated financial statements.

18. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

During the years 2007 and 2006, the Company and its subsidiaries carried out the following significant transactions with related parties during the regular course of their operations (in thousands of bolivars):

	2007	2006
Purchases of electric power	18,214,984	17,434,815
Sales of inventories	7,941,202	8,664,749
Purchases of inventories	7,917,188	12,286,294
Administrative services	38,700	41,925

As a result of these and other less significant transactions the following accounts receivable and payable were generated (in thousands of bolivars):

	2007	2006
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	6,086,103	6,405,353
Simco Recycling, Inc. (joint business)	4,838,785	4,858,012
Turbogeneradores Maracay, C.A. *	2,171,764	30,899
Agroindustrial Mandioca, C.A. (associate)	834,450	144,983
Corporación Industrial de Energía, C.A. S.A.C.A.	296,534	251,642
Turboven Maracay Company Inc. Sucursal *	-	33,576
	14,227,636	11,724,465
Less – allowance for doubtful accounts	2,073,911	1,666,000
	12,153,725	10,058,465
Accounts payable:		
Simco Recycling, Inc. (joint business)	2,764,874	3,192,306
Turbogeneradores Maracay, C.A. *	-	4,155,424
Turboven Maracay Company Inc. *	-	101,746
Turboven Cagua Company Inc. *	-	19,782
Agroindustrial Mandioca, C.A. (associate)	-	1,382
	2,764,874	7,470,640

* These companies are subsidiaries of Corporación Industrial de Energía, C.A. S.A.C.A.

During 2006, the Company decided to create a provision of Bs. 1,666 million, corresponding to accounts receivable from Simco Recycling, Inc. (See Note 3). As of December 31, 2007, said provision amounts to Bs. 2,074 million.

As of December 31, 2007 and 2006, the Company has not granted guarantees to financial entities on behalf of its related companies.

19. REMUNERATIONS TO THE BOARD OF DIRECTORS AND EXECUTIVES

Board of Directors

Clause N° 14 of the Company's bylaws sets forth that the members of the Board of Directors shall receive 1% of net revenues from their participation in the Company's operations. Amount paid to the Board of Directors in 2007 for this concept was Bs. 305.3 million (Bs. 360.8 million in 2006).

In addition, Clause N° 9 of the Company's bylaws sets forth that the members of the Board of Directors will receive a per diem payment equivalent to 200 tax units for attendance to the Board of Directors. The current values of the tax unit during the years ended December 31, 2007 and 2006 were Bs. 37,632 and Bs. 33,600 in 2007, and Bs. 33,600 and Bs. 29,400 in 2006, respectively. Amount paid for this concept as of December 31, 2007 was Bs. 1,354.7 million (Bs. 1,128.9 million in 2006).

Salary remunerations

Salary remunerations, other benefits to the personnel and professional fees received during 2007 by the Company's 46 executives (administrators) amounted to approximately Bs. 9,186.3 million (approximately Bs. 7,620.2 million in 2006 corresponding to 48 executives).

Commitments for insurance and other concepts

The post-employment benefits granted to certain current and former Company's executives, who were beneficiaries of insurance policies, are assumed by the Company. Amount charged to income for this concept during 2007 was approximately Bs. 72.52 million (Bs. 51.8 million in 2006).

As of December 31, remunerations to the Board of Directors and executives are as follows:

	2007	2006
Short-term remunerations of executives	7,727,269	6,434,048
Post-employee benefits	1,459,045	1,186,216
Remunerations of the Board of Directors	1,660,000	1,489,843

20. NEW LAWS

Enabling Law

On February 1, 2007, the National Assembly passed a Law enabling the President of the Republic to issue legislative decrees on certain specific matters for an 18-month period since the publication of this Law in the Official Gazette of the Bolivarian Republic of Venezuela. The purpose of this law is ruling on different matters related to the Transformation of Governmental Entities, Popular Participation, as well as Economic, Social, Financial, Tax and Energy matters.

Monetary Reconversion Law

On March 6, 2007, the President of the Republic passed a Law-Decree on Monetary Reconversion, whereby, effective January 1, 2008, the monetary system unit shall be restated to the equivalent amount of one thousand current bolivars.

In conformity with the aforementioned Decree-law, effective that date, prices, salaries and other social benefits, as well as taxes and other amounts in local currency included in financial statements and other accounting documents or in credit securities, and in general, any operation or reference expressed in local currency shall be expressed in "Strong Bolivars" or "Bs. F". Likewise, it establishes the expression of the new monetary unit in the financial statements corresponding to periods ended before January 1, 2008, the approval of which is effective after that date.

Tax Law on Financial Transactions

Within the framework of the Enabling Law granted to the President of the Republic, Decree-Law N° 5620 on the Tax Law on Financial Transactions of Legal and Economic Entities without Legal Personality was published in Extraordinary Official Gazette of the Bolivarian Republic of Venezuela N° 5852, dated October 5, 2007.

This Decree establishes a 1.5% aliquot on the amount of each debit account or operation for the following transactions carried out by legal and economic entities without legal personality (such as communities, de facto associations, and joint ventures) and those classified as special taxpayers and legally related, for payments (debt offsetting, novation and forgiveness) made without mediation of financial institutions:

1. Debits from bank accounts, correspondents, deposits held in custody, or any other type of deposits, demand deposits, liquid assets funds, trust instruments, and other financial market funds, or any other financial instrument made in banks and other financial institutions.
2. Transfer of checks, securities, cash-paid deposits held in custody, and any other marketable instruments from their second endorsement on.
3. Purchase of cashier's checks.
4. Lending operations conducted by banks and other financial institutions.
5. Transfer of securities held in custody among different bearers, even if no disbursement is made through any account.
6. Settlement of debts without mediation of the financial system through payment or any other debt extinguishment method.
7. Debits from accounts included in private organized payment systems not operated by the Central Bank of Venezuela and other than those of the National Payment System.
8. Debits in accounts for cross-border payments.

Tax exempted entities include, among others, the following: 1. Public entities with/without business purposes; 2. Debits generated from purchase, sale and transfer of securities held in custody issued or guaranteed by the Republic or the Central Bank of Venezuela, as well as debts or withdrawals related to payment of their principal or interests; 3. Transfers of funds by the account holder to its personal accounts in banks and other financial institutions incorporated and domiciled in Venezuela (this does not include accounts with more than one holder); and 4. Debits or withdrawals made in accounts of the Bank Clearing House Fund.

The tax provided herein shall not be deducted from Income Taxes.

This Decree is effective November 1, 2007 until December 31, 2008.

21. RISK MANAGEMENT

Interest rate, exchange rate and prices

The Company is continuously exposed to credit, exchange rate, interest rate and price fluctuation risks. However, management permanently monitors such risks and implements necessary operating and financial procedures to minimize such risks.

Most of the sales of the Company are directed towards local market, while part of costs are denominated in US dollars, thus the variations between local inflation rate and devaluation rate might have an effect on operating margins.

The interest rate risk is managed through a conservative indebtedness policy. Currently, management does not foresee any significant change on its exposure to changes in interest rates or current strategy to manage such risk.

The Company is subject to risks regarding raw material prices, being the most significant the paper pulp price. The paper product sale prices are influenced by the paper pulp market price, which is determined by the paper industry supply and demand. Increase in paper pulp prices may have a negative effect on gains if sale prices cannot be adjusted. Derivative instruments have not been used to manage such risks.

During the year ended December 31, 2007, the Company did not carry out hedging transactions and did not identify instruments that could be classified as derivatives.

Credit risks

Financial instruments that partially submit the Company to concentration of credit risks mainly consist of short-term investments in cash and trade accounts receivable. The Company places its short-term investments in different financial institutions, and by policy, limits the credit risk amounts. Concentration of credit risk regarding trade accounts receivable is limited due to the Company's significant number of clients. As of December 31, 2007 and 2006, the Company does not have any further significant concentration of credit risk.

Price control

On February 6, 2003, the National Government decreed price control for basic commodities, including certain products prepared by the Company.

Concentration of operations

Export sales as of December 31, 2007 and 2006 represent approximately 4.1% and 8.5% of consolidated net sales, respectively.

22. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the Venezuelan Government and the Central Bank of Venezuela have entered into several Exchange Agreements that rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements. From that date, the Foreign Exchange Administration Commission (CADIVI) is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions that the execution of said agreement would require. To date, CADIVI has issued certain rules related to the registrations, guidelines, requisites and conditions related to the regime of management of foreign currencies.

The Company has taken all the necessary proceeds to obtain the foreign currencies required for payment of its foreign currency liabilities from the import of goods and services. The acquisition of foreign currencies necessary for foreign currency transactions carried out by the Company in the normal course of operations will be dependent upon: (1) the approval of all the registrations requested by the related institutions; (2) the availability of foreign currencies to be established in the application of the standards referred to above; and (3) the actions to be performed by the Company to obtain either the required foreign currencies not requested with the related institutions, or those requests rejected by such institutions.

Assets and liabilities denominated in foreign currencies as of December 31, 2007 and 2006 are recorded in bolivars at the official exchange rate of Bs. 2,150 per US$ 1 (in thousands of US dollars), as follows:

	2007	2006
	(In thousands of US$)	
Assets:		
Cash and short-term investments	4,538	9,342
Available-for-sale investments	-	-
Trade accounts receivable	1,826	1,629
Accounts receivable from related companies	4,208	4,555
Guarantee deposits	3,063	1,206
Advances to suppliers and sundry debtors	567	109
	14,202	16,841
Liabilities:		
Trade accounts payable	31,362	30,450
Accounts payable to related companies	1,671	1,485
Accrued liabilities and other	435	450
	33,468	32,385

23. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee its obligations, the Company has granted guarantees to bank institutions for Bs. 26 million.

Temporary admission system for asset enhancement

The Company has contracted bonds to guarantee compliance with customs obligations and conditions related to the introduction of goods for temporary admission operations for asset enhancement. As of December 31, 2007, bonds pending to be released in favor of the Tax Authorities amount to Bs. 39 million.

Pursuant to provisions of the Organic Customs Law and its Regulation, as well as the Regulation of the Release, Suspension, and other Special Customs Systems, noncompliance with obligations and conditions under which such operation was granted shall be sanctioned with a penalty equivalent to double the total value of goods. In this regard, the lack of legal re-export or nationalization within the current term or its utilization or destruction for different purposes shall be sanctioned with a penalty equivalent to total value of goods.

Opened letters of credit

The Company has requested the opening of letters of credits with financial institutions for the acquisition of raw material and supplies. As of December 31, 2007, letters of credits opened for these concepts amount to US$ 26.21 million (Bs. 56,361 million).

Contingencies

Certain labor and civil litigations have been filed against the Company, which amount to approximately Bs. 1,920 million, for which all writs of discharge have been filed. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

As of December 31, 2007 and 2006, the Company awaits ruling of the Supreme Court regarding the foreign currency repayment appeals filed before the Central Bank of Venezuela for US$ 567 thousand by the Ministry of Finances. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

On August 26, 2003, the Company was notified of an administrative proceeding by the Audit and Tax Inspection Division of the Ministry of Finances due to noncompliance with the delivery of foreign currency sale vouchers to the Central Bank of Venezuela corresponding to exports made during the 1994-1996 Exchange Control amounting to US$ 5,321,716, representing 90% of the FOB value of the customs declarations. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

END